JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com

November 9, 2007

Via Messenger and Edgar submission

Elaine Wolff
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Natural Gas Fund, LP Registration No. 333-147164

Dear Ms. Wolff:

On behalf of the United States Natural Gas Fund, LP  (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1. The Amendment was filed with the Commission on November 9, 2007. The enclosed copy has been marked to show changes against the initial filing made on November 6, 2007.

Also, set forth below is the Registrant’s response to your comment letter of November 8, 2007 to the registration statement.

General

1.
We note that on page 80, you incorporate by reference several documents, including quarterly reports on Form 10-Q and current reports on Form 8-K. To be eligible to use incorporation by reference, a registrant must meet a number of requirements, including having filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for its most recently completed fiscal year. Since you have not filed an annual report for your most recently completed fiscal year, you are not eligible to use incorporation by reference. Please revise accordingly. Refer to Instruction VII.C. of Form S-1.

Response: In response to your comment, the Registrant has removed the section entitled, “Incorporation By Reference” and included unaudited financial statements for the period ended September 30, 2007, as well as corresponding disclosure in the section of the prospectus entitled, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

* * *

We hope that you will find this response satisfactory. If you have questions or further comments regarding Amendment No. 1, please call the undersigned at 202.383.0180.

Sincerely,

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.